1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 27, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holders of H Shares ("Class Meeting of the holders of H Shares") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 12 October 2007 at 2:45 a.m. for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions. Unless otherwise indicated, capitalised terms used in this notice and the following resolutions shall have the same meanings as those defined in the circular of the Company dated 27 August 2007 relating to, among other things, the merger of Baotou Aluminium Co., Ltd. with the Company (the "Baotou Merger Circular") and the circular of the Company dated 27 August 2007 relating to, among other things, the proposed revisions of the annual limits for the transactions under the Mutual Supply Agreement (the "Continuing Connected Transactions Circular"):

SPECIAL RESOLUTION

1.	"THAT the following resolutions relating to the merger of Baotou Aluminum with the Company by way of the proposed share exchange (as set out below) be authorised and approved:

(1)

Baotou Aluminum be merged with the Company and for such purpose, the Company be authorised to issue 637,880,000 ordinary shares of RMB1.00 each ("Chalco A Shares"), such Chalco A Shares to be listed on the Shanghai Stock Exchange, to exchange for 431,000,000 Baotou Shares at the rate set out in sub-paragraph 2 below;

(2)	The exchange of Chalco A Shares for Baotou Shares shall be at the rate of 1.48 Chalco A Shares for 1 Baotou Share;

(3)

The terms and conditions of the Merger Agreement dated 20 July 2007 between the Company and Baotou Aluminum as referred to in the Baotou Merger Circular and the merger proposal as referred to in the Baotou Merger Circular be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorized to implement the transactions under the Merger Agreement and the Merger Proposal; and

(4)

Upon implementation of the Merger Proposal and the Merger Agreement, the connected transaction which will be constituted by the Share Exchange by the Company with Baotou Group and Guiyang Aluminum, which are non-wholly owned subsidiaries of Aluminum Corporation of China ("Chinalco"), a connected person of the Company, be and are hereby approved and confirmed."

ORDINARY RESOLUTION

2.

"THAT (a) subject to the passing of resolution no. 1 above and the passing of the resolutions proposed at the respective class meetings of the holders of H Shares and the holders of A Shares; and (b) subject to the Executive granting to Chinalco and parties acting in concert with it the Whitewash Waiver and the satisfaction of any condition attached to the Whitewash Waiver imposed by the Executive, the Whitewash Waiver be and is hereby approved."

By order of the Board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman

27 August 2007
Beijing, the PRC

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

Notes:

(a)

The H Share register of members of the Company will be closed from Wednesday, 12 September 2007 to Thursday, 11 October 2007 (both days inclusive), during which period no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's H Share Register of Members at the close of business on Tuesday, 11 September 2007, are entitled to attend and vote at the Class Meeting of the Holders of H Shares after completing the registration procedures for attending the meeting.

Where applicable, purchasers of H Shares intending to attend the Class Meeting of holders of H shares are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on Tuesday, 11 September 2007.

The address of Hong Kong Registrars Limited, the H Share Registrar of the Company, is as follows:

46/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(b)

Holders of H Shares, who intend to attend the Class Meeting of the holders of H Shares, must complete the reply slip for attending the Class Meeting of the Holders of H Shares and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Class Meeting of the holders of H Shares, i.e. Friday, 21 September 2007. Details of the Secretary Office to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street Haidian District Beijing PRC Postal code: 100082 Tel: 86-10-8229 8150, 8229 8162 Fax: 86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the Class Meeting of the holders of H Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Class Meeting of the holders of H Shares. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Class Meeting of the Holders of H Shares in order for such document to be valid.

(f)

If a proxy attends the Class Meeting of the holders of H Shares on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the Class Meeting of the holders of H Shares, such representative should produce his/her ID card and the notarized copy of the resolution passed by the Board of Directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(g)

The Class Meeting of the holders of H Shares is expected to last for half a day. Holders of H Shares attending the Class Meeting of the holders of H Shares are responsible for their own transportation and accommodation expenses.

(h)	Chinalco and its associates will abstain from voting in respect of Resolution Nos. 1 and 2.

(i)	Voting on the ordinary resolution to approve the Whitewash Waiver will be conducted by poll as required under the Takeovers Code.

* For identification purpose only

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FORM OF PROXY FOR CLASS MEETING OF THE HOLDERS OF
H SHARES TO BE HELD ON FRIDAY, 12 OCTOBER, 2007

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3_______________________________________________________________________________________________________________________
of__________________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint4 the Chairman of the Meeting or _____________________________________________________________ of ____________________________________________________________
as my/our proxy to attend, act and vote for me / us and on my / our behalf at the Class Meeting of the holders of H Shares of the Company to be held at Conference Room at No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 12 October, 2007 at 2:45 p.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Special General Meeting, and, if no such indication is given, as my / our proxy thinks fit.

	SPECIAL RESOLUTIONS	For[5]	Against[5]
1.	"THAT the following resolutions relating to the merger of Baotou Aluminum with the Company by way of the proposed share exchange (as set out below) be authorised and approved:

(1)

Baotou Aluminum be merged with the Company and for such purpose, the Company be authorised to issue 637,880,000 ordinary shares of RMB1.00 each ("Chalco A Shares"), such Chalco A Shares to be listed on the Shanghai Stock Exchange, to exchange for 431,000,000 Baotou Shares at the rate set out in sub-paragraph 2 below;

(2)	The exchange of Chalco A Shares for Baotou Shares shall be at the rate of 1.48 Chalco A Shares for 1 Baotou Share;

(3)

The terms and conditions of the Merger Agreement dated 20 July 2007 between the Company and Baotou Aluminum as referred to in the Baotou Merger Circular and the Merger Proposal as referred to in the Baotou Merger Circular be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorized to implement the transactions under the Merger Agreement and the Merger Proposal; and

(4)

Upon implementation of the Merger Agreement and the Merger Proposal, the connected transaction which will be constituted by the Share Exchange by the Company with Baotou Group and Guiyang Aluminum, which are non-wholly owned subsidiaries of Aluminum Corporation of China ("Chinalco"), a connected person of the Company, be and are hereby approved and confirmed."

ORDINARY RESOLUTIONS
2.

"THAT (a) subject to the passing of resolution no. 1 above and the passing of the resolutions proposed at the respective class meetings of the holders of H Shares and the holders of A Shares and (b) subject further to the issue of the Chalco A Shares as referred to in resolution no.1 above, the articles of association of the Company be amended to reflect the changes in the total number of issued shares and the share capital structure of the Company after the issue of Chalco A shares to implement the Merger Proposal."

Dated this _______________ day of _______________ 2007	Signature(s)[6]: ___________________________________

* For identification only

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "tick" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "tick" IN THE BOX MARKED "AGAINST". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Office of the Secretary to the Board of Directors at the Company's principal place of business at No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China, Postal Code: 100088, not less than 24 hours before the time appointed for the meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CLASS MEETING OF THE HOLDERS OF H SHARES

REPLY SLIP

To: Aluminum Corporation of China Limited (the "Company")

I/We1 (Chinese name): _______________________________ (English name): __________________________________ of ________________________________
__________________________________________________________________________________________________________________________________

being the registered holder(s) of2 _________________ domestic/H3 share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 2:00 p.m. on Friday, 12 October, 2007 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

Date: ________________________________ 2007	Signature(s): __________________________________

Notes:

1.	Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.	Please delete the inappropriate.

4.

The completed and signed reply slip should be delivered to the Secretary Office of the Board of Directors of the Company at the business address of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing 100082, the People's Republic of China on or before Friday, 21 September, 2007 personally or by mail or by fax (fax number: (8610) 8229 8158).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary